FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For July 20, 2005

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Shell plc

Royal Dutch Shell plc is furnishing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit	Description
No.

99.1	Regulatory release.
99.2	Royal Dutch Shell plc Financial Report 2004.
23.1	Consent of KPMG Audit Plc and PricewaterhouseCoopers LLP.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 (the “Form F-4”) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on May 18, 2005 and the related U.S. prospectus dated May 19, 2005 (the “Prospectus”) filed with the Securities and Exchange Commission on such date by Royal Dutch Shell plc in connection with the exchange offer by Royal Dutch Shell plc for the outstanding ordinary shares of Royal Dutch Petroleum Company. In accordance with Rule 412 under the Securities Act of 1933, as amended, the Audited Consolidated Financial Statements attached hereto and thereby incorporated by reference into the Form F-4 and the Prospectus supersede for purposes of the Form F-4 and the Prospectus the following audited financial statements:

(a)	the Audited Financial Statements of Royal Dutch Shell plc that appear in the Form F-4;

(b)	the Audited Financial Statements of Royal Dutch Petroleum Company that appear in the Annual Report on Form 20-F/ A of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) for the year ending December 31, 2004 (the “2004 20-F/ A”);

(c)	the Audited Financial Statements of Shell Transport that appear in the 2004 20-F/ A;

(d)	the Netherlands GAAP Audited Financial Statements of the Royal Dutch/ Shell Group of Companies that appear in the 2004 20-F/ A; and

(e)	the US GAAP Audited Financial Statements of the Royal Dutch/ Shell Group of Companies that appear in the 2004 20-F/ A.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC

(Registrant)

By:	/S/ JEROEN VAN DER VEER

Name: Jeroen van der Veer
Title: Chief Executive

By:	/S/ MICHIEL BRANDJES

Name: Michiel Brandjes
Title: Company Secretary

Date: July 20, 2005